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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25
                                                  Commission File Number 1-12082

                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q
              |_| Form N-SAR

        For Period Ended:  September 25, 2004
                           ------------------

|_|Transition Report on Form 10-K            |_|Transition Report on Form 10-Q
|_|Transition Report on Form 20-F            |_|Transition Report on Form N-SAR
|_|Transition Report on Form 11-K

     For Transition Period Ended:
  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part I of Form 10-Q.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Hanover Direct, Inc.
Former name if applicable: _______________________________________________

Address of principal executive office (Street and number): 115 River Road City, state and zip code: Edgewater, New Jersey 07020

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       |       (a)  The reasons described in reasonable detail in Part III of
       |            this form could not be eliminated without unreasonable
       |            effort or expense;
       |
       |       (b)  The subject annual report, semi-annual report, transition
       |            report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
       |            thereof will be filed on or before the 15th calendar day
|X|    |            following the prescribed due date; or the subject quarterly
       |            report or transition report on Form 10-Q, or portion thereof
       |            will be filed on or before the fifth calendar day following
       |            the prescribed due date; and
       |
       |       (c)  The accountant's statement or other exhibit required by Rule
       |            12b-25(c) has been attached if applicable.
       |
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     Hanover Direct, Inc. is seeking the extension due to its inability to complete the unaudited financial statements for the fiscal quarter ended September 25, 2004 and the related Management's Discussion and Analysis in a timely manner as a result of the discovery of an error in the accounting treatment of discount obligations due to members of certain of the Company's buyer's club programs for three of its catalogs since 1998 leading to the Company's decision to restate its financial statements as more fully described in its Current Report on Form 8-K of today's date. The Company needs additional time to complete its current ongoing review of the issue and allow its independent registered public accountants time to complete their audit and review of the figures.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Sarah Hewitt, Esq., (212) 895-2190.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |_| Yes   |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Hanover Direct, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2004    By: /s/ Charles E. Blue
                              --------------------------------------------------
                               Charles E. Blue
                               Senior Vice President and Chief Financial Officer